UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004.

Commission File Number:  0-29928

PACIFIC NORTH WEST CAPITAL CORP.

(Translation of registrant's name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Pacific North West Capital Corp.__

Registrant

_____"Taryn Downing"____________

Taryn Downing (Corporate Secretary)

_____May 31, 2004_______________

Date

NON-BROKERED $2,000,000 FINANCING

Pacific North West Capital Corp. (the "Company") is pleased to announce a non-brokered private placement of up to 2,500,000 units for gross proceeds of $2,000,000.  Each unit will consist of one common share of the Company at a purchase price of $0.80 and one-half of one non-transferable share purchase warrant (the "Warrant"), each whole Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Share") of the Company for a period of eighteen (18) months from the Closing Date at a purchase price of $1.00 per Warrant Share.  A finder's fee of 7% may be paid in cash or shares. The foregoing is subject to regulatory approval.  The proceeds of the private placement will be used for acquisition, exploration and development of the Company's mineral properties and for general working capital.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN, OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited "Anglo Platinum", the world's largest primary producer of platinum) and the Agnew Lake Project, currently under option to Anglo Platinum.  Anglo Platinum is currently funding a $5.3 million phase 6 drilling program on River Valley and may earn a 65% interest by funding it through to production.  In Alaska, PFN has a Joint Venture Agreement with Lonmin PLC, the world's third largest primary underground platinum group metals producer. In 2003 Lonmin funded a US $920,000 exploration program. PFN is the operator of all three projects.

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

March 17, 2004

Item 3: Press Release

A Press release dated and issued March 17, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Non-Brokered $2,000,000 Financing

Item 5: Full Description of Material Change

Pacific North West Capital Corp. (the "Company") is pleased to announce a non-brokered private placement of up to 2,500,000 units for gross proceeds of $2,000,000.  Each unit will consist of one common share of the Company at a purchase price of $0.80 and one-half of one non-transferable share purchase warrant (the "Warrant"), each whole Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Share") of the Company for a period of eighteen (18) months from the Closing Date at a purchase price of $1.00 per Warrant Share.  A finder's fee of 7% may be paid in cash or shares. The foregoing is subject to regulatory approval.  The proceeds of the private placement will be used for acquisition, exploration and development of the Company's mineral properties and for general working capital.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___March 18, 2004_____________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:
X	Schedule A
Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Pacific North West Capital Corp.
Issuer Address:	2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
Issuer Fax No.:	(604) 685-6550
Issuer Telephone No.:	(604) 685-1870
Contact Name:	Harry Barr
Contact Position:	President
Contact Telephone Number:	(604) 685-1870
Contact Email Address:	ir@pfncapital.com
Web Site Address:	www.pfncapital.com
For Quarter Ended:	2004/01/31
Date of Report:	2004/03/12

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Harry Barr"	Harry Barr	2004/03/12

"Bernard Barlin"	Bernard Barlin	2004/03/12

PACIFIC NORTH WEST

CAPITAL CORP.

(An Exploration Stage Company)

FINANCIAL STATEMENTS

31 JANUARY 2004 and 2003

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 1
Balance Sheet

Canadian Funds

ASSETS	January 31 2003	April 30 2003
Current
Cash	$4,207,557	$1,173,605
Accounts receivable	24,255	23,544
Investments (Note 3)	184,585	157,500
Due from River Valley Joint Venture	-	28,851
	4,416,397	1,383,500
Restricted Cash - Flow-Through (Note 7a)	665,890	-
Mineral Property Costs - Schedule (Note 4)	518,056	330,172
Capital Assets (Note 5)	80,316	71,858
	$5,680,659	$1,785,530

LIABILITIES
Current
Accounts payable and accrued liabilities	$18,948	$37,682
Cash call payable (Notes 4b and e)	180,418	260,362
	199,366	298,044
Commitments (Note 9)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 7)
Authorized:
Unlimited number of common voting shares
Unlimited number of preferred voting shares
Issued and fully paid:
28,818,645 (April 30, 2003 21,165,701) common shares	11,228,111	6,587,594
Shares subscribed	-	-
Contributed Surplus (Note 7bii)	277,070	151,725
Deficit - Statement 2	(6,023,888)	(5,251,833)
	5,481,293	1,487,486
	$5,680,659	$1,785,530

ON BEHALF OF THE BOARD:

"Harry Barr"____________________, Director

"Bernard Barlin"_  _________________, Director

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 2
Statement of Changes in Shareholders' Equity
Canadian Funds

	Common Shares		Contributed	Accumulated
	Number	Amount	Surplus	Deficit	Total
Balance - 30 April 2000	16,089,125	$3,783,899	$-	$(1,428,310)	$2,355,589
Issuance of shares for:
- Private placements	1,760,305	912,750	-	-	912,750
- Properties	105,000	76,900	-	-	76,900
- Exercise of options	222,150	83,357	-	-	83,357
- Exercise of warrants	1,180,900	659,360	-	-	659,360
Share issuance costs	-	(2,286)	-	-	(2,286)
Loss for the year	-	-	-	(1,077,730)	(1,077,730)
Balance - 30 April 2001	19,357,480	5,513,980	-	(2,506,040)	3,007,940
Issuance of shares for:
- Private placements	355,302	203,750	-	-	203,750
- Properties	316,000	208,060	-	-	208,060
- Exercise of options	120,000	68,600	-	-	68,600
- Exercise of warrants	170,661	116,463	-	-	116,463
Share issuance costs	15,091	-	-	-	-
Loss for the year	-	-	-	(1,422,135)	(1,422,135)
Balance - 30 April 2002	20,334,534	6,110,853	-	(3,928,175)	2,182,678
Issuance of shares for:
- Private placements	416,667	250,000	-	-	250,000
- Properties	337,000	202,380	-	-	202,380
- Exercise of options	61,000	35,170	-	-	35,170
- Exercise of warrants	16,500	11,050	-	-	11,050
Share issuance costs	-	(21,859)	-	-	(21,859)
Stock compensation costs	-	-	151,725	-	151,725
Loss for the year	-	-	-	(1,323,658)	(1,323,658)
Balance - 30 April 2003	21,165,701	$6,587,594	$151,725	$(5,251,833)	$1,487,486

Issuance of shares for:
- Private placements	6,933,762	4,440,193	-	-	4,440,193
- Properties	36,000	21,120	-	-	21,120
- Exercise of options	320,000	192,000	-	-	192,000
- Exercise of warrants	274,457	193,701	-	-	193,701
Share issuance costs	88,725	(206,497)	-	-	(206,497)
Stock compensation costs	-	-	125,345	-	125,345
Loss for the year	-	-	-	(772,055)	(772,055)
Balance - 31 January 2004	28,818,645	$11,228,111	$277,070	$(6,023,888)	$5,481,293

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 3
Statement of Loss
Canadian Funds

	3 Months Ended January 31	3 Months Ended January 31	9 Months Ended January 31	9 Months Ended January 31
	2004	2003	2004	2003
General and Administration Expenses
Consulting fees (Note 7bii)	$73,343	$192,841	$374,463	$315,640
Investor and shareholder relations	59,297	71,386	247,860	245,298
Travel, lodging and food	54,613	64,692	113,907	138,700
Salaries and benefits	18,725	22,127	48,648	65,442
Management fees	17,280	17,280	58,433	51,840
Rent	14,937	14,937	44,810	42,810
Office	28,504	20,022	51,129	49,227
Accounting and audit	10,480	5,400	41,930	24,300
Transfer agent and regulatory fees	17,934	8,826	34,916	26,549
Telephone and utilities	4,911	8,897	19,456	21,959
Legal	-	1,958	6,792	4,154
Insurance, licenses and fees	885	-	2,857	-
Interest and bank charges	518	612	1,854	1,712
Business development	-	-	-	-
Commissions	-	-	-	-

Loss Before the Undernoted	301,427	428,978	1,047,055	987,631
Mineral property costs written off	-	12,326	6,032	168,999
Investments written down	-	-	-	-
Interest on flow-through funds	-	-	-	-
Gain on sale of investments	(27,085)	-	(27,085)	-
Interest and other income	(8,427)	(11,534)	(16,041)	(24,439)
Quebec exploration tax credit	-	-	-	-
Project management fees	(60,580)	(77,352)	(237,906)	(183,638)

Loss for the Period	$205,335	$352,418	$772,055	$948,553

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 4
Statement of Cash Flows
Canadian Funds

	3 Months Ended January 31	3 Months Ended January 31	9 Months Ended January 31	9 Months Ended January 31
Cash Resources Provided By (Used In)	2004	2003	2004	2003
Operating Activities
Loss for the period	$(205,335)	$(352,418)	$(772,055)	$(948,553)
Items not affecting cash
Mineral property costs written off	-	(68,669)	6,032	168,999
Gain on sale of investments	(27,085)	-	(27,085)	-
Investments written down	-	-	-	-
Stock compensation costs	-	88,800	125,345	88,800
Amortization	-	-	-	-
Changes in non-cash working capital	27,783	(117,126)	36,491	(68,384)
	(204,637)	(449,413)	(631,272)	(759,138)
Investing Activities
Purchase of investments, net	(27,085)	(100,000)	(27,085)	(165,000)
Mineral property costs	(117,802)	(1,147,854)	(390,212)	(3,141,674)
Option payment received - Kaymin Resources Limited	-	-	-	-
Option payment received - Consolidated Venturex Holdings Ltd.	-	-	-	-
Kaymin Resources Limited advance	41,047	1,177,775	217,416	2,905,667
Costs recovered - Consolidated Venturex Holdings Ltd.	-	-	-	-
Cash call payable	(48,591)	(716,262)	(79,944)	(1,456,905)
Purchase of capital assets	(8,458)	-	(8,458)	-
	(160,889)	(786,341)	(288,283)	(1,857,912)
Financing Activities
Due to related parties	-	-	-	-
Share subscriptions received	-	-	-	-
Share capital issued, net of issuance costs	2,719,472	30,000	4,619,397	269,191
	2,719,472	30,000	4,619,397	269,191

Net Increase in Cash	2,353,946	(1,205,754)	3,699,842	(2,347,859)
Cash position - Beginning of period	2,519,501	1,999,859	1,173,605	3,141,964
Cash Position - End of Period	$4,873,447	$794,105	$4,873,447	$794,105

Cash Position Consists of:
Cash	$4,207,557	$794,105	$4,207,557	$794,105
Restricted cash	665,890	-	665,890	-
	$4,873,447	$794,105	$4,873,447	$794,105

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued for mineral properties	$17,100	$17,100	$21,120	$157,380
Stock compensation costs	$-	$-	$125,345	$88,800
Shares received from Consolidated Venturex Holdings Ltd.	$-	$-	$-	$-

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule
Schedule of Mineral Property Costs

Canadian Funds

January 31, 2004
	Acquisition Costs	Exploration Costs	Total	April 30 2003 Total
Ontario Properties
River Valley
Option payments	$-	$-	$-	$91,500
Drilling	-	-	-	-
Assays and geochemical	-	-	-	-
Engineering and geological consulting	-	-	-	-
Field expenses	-	-	-	-
Sampling	-	-	-	-
Geophysics	-	-	-	-
Equipment	-	-	-	-
Option payments received - Kaymin	-	-	-	-
Kaymin advances	-	-	-	(259,500)
	-	-	-	(168,000)
Goldwright
Drilling	-	-	-	-
Engineering and geological consulting	-	-	-	-
Assays and geochemical	-	-	-	-
Field expenses	-	-	-	-
Geophysics	-	-	-	-
Kaymin advances	-	-	-	-
	-	-	-	-
Razor
Kaymin advances	-	-	-	-

Western Front
Option payments	-	-	-	-
Engineering and geological consulting	-	-	-	-
Geophysics	-	-	-	-
Field expenses	-	-	-	-
Assays and geochemical	-	-	-	-
Kaymin advances	-	-	-	-
	-	-	-	-
Agnew Lake
Drilling	-	25,000	25,000	539,405
Engineering and geological consulting	-	32,155	32,155	207,266
Assays and geochemical	-	881	881	131,007
Option payments, net of recovery	45,000	-	45,000	122,500
Field expenses	-	16,375	16,375	108,869
Geophysics	-	135,542	135,542	30,788
Management fees	-	7,463	7,463	-
Excavating and sampling	-	-	-	-
Staking	-	-	-	-
Option payments received - Kaymin	-	-	-	-
Kaymin advances	-	(217,416)	(217,416)	(1,010,781)
	45,000	-	45,000	129,054
Balance Carried Forward	$45,000	$-	$45,000	$(38,946)

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule (Continued)
Schedule of Mineral Property Costs

Canadian Funds

	January 31, 2004
	Acquisition Costs	Exploration Costs	Total	April 30 2003 Total
Balance Forward	$45,000	$-	$45,000	$(38,946)
Ontario Properties - Continued
ProAm
Kaymin repayment (advances)	-	-	-	11,659
Option payments, net of recovery	10,020	-	10,020	4,780
Geophysics	-	-	-	-
Geological	-	-	-	-
	10,020	-	10,020	16,439
Thunder Bay
Drilling	-	-	-	68,064
Geophysical	-	-	-	14,734
Field expenses	-	-	-	13,321
Engineering and geological consulting	-	-	-	10,199
Assays	-	-	-	6,151
Staking	-	-	-	-
Option payments	-	-	-	-
	-	-	-	112,469
Sudbury - General
Engineering and geological consulting	-	56,553	56,553	89,750
Field expenses	-	8,515	8,515	13,118
Assays and geochemical	-	268	268	6,132
	-	65,336	65,336	109,000
Quebec Properties
Glitter Lake
Option payments, net of recovery	10,000	-	10,000	-
Field expenses	-	28	28	36,310
Engineering and geological consulting	-	272	272	15,110
Staking	-	-	-	2,047
Quebec exploration tax credit	-	(23,877)	(23,877)	-
Assay	-	-	-	1,641
	10,000	(23,577)	(13,577)	55,108
Schefferville
Engineering and geological consulting	-	-	-	-
Field expenses	-	-	-	-
Option payments	-	-	-	-
Staking	-	-	-	-
Assays and geochemical	-	-	-	-
Finder's fee	-	-	-	-
Quebec exploration tax credit	-	-	-	(68,622)
	-	-	-	(68,622)
Balance Carried Forward	$65,020	$41,759	$106,779	$185,448

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule (Continued)
Schedule of Mineral Property Costs

Canadian Funds

	January 31, 2004
	Acquisition Costs	Exploration Costs	Total	April 30 2003 Total
Balance Forward	$65,020	$41,759	106,779	$185,448
Newfoundland Property
Engineering and geological consulting	-	-	-	-
Assessment refund	-	-	-	-
	-	-	-	-
Nunavut Property
Engineering and geological consulting	-	-	-	-

Alaska Properties
Union Bay
Option payment	37,100	-	37,100	17,100
Engineering and geological consulting	-	-	-	10,174
Field expenses	-	-	-	709
	37,100	-	37,100	27,983
Kane
Engineering and geological consulting	-	306	306	4,902
Filing fees	10,601	-	10,601	-
Field expenses	-	-	-	2,901
	10,601	306	10,907	7,803
Alaska - General
Engineering and geological consulting	-	14,716	14,716	24,700
Filing fees	-	-	-	-
Field expenses	-	24,414	24,414	21,247
Assay	-	-	-	3,525
	-	39,130	39,130	49,472

Costs for the Period	112,721	81,195	193,916	270,706
Balance - Beginning of period	231,988	98,184	330,172	286,816
Mineral property costs written off	(6,032)	-	(6,032)	(327,471)
Quebec exploration tax credit	-	-	-	68,622
Gain on River Valley acquisition recovery	-	-	-	31,499
Balance - End of Period	$338,677	$179,379	$518,056	$330,172

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 January 2004
Canadian Funds

1.

Significant Accounting Policies

a)

Cash

For purposes of reporting cash flows, the company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The company places its cash and cash investments with institutions of high-credit worthiness.

b)

Investments

Investments are recorded at the lower of cost or market value.   Investments are written down to market value when the decline in market value is deemed to be other than temporary.

c)

Mineral Properties and Deferred Exploration Expenditures

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Amounts received on the sale of a resource property, on option payments received or on exploration advances received are treated as a reduction of the cost of the property.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

d)

Option Agreement

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements.  Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as resource property costs or recoveries when the payments are made or received.

e)

Joint Ventures

Where joint venture agreements exist, the company's proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 January 2004
Canadian Funds

1.

Significant Accounting Policies - Continued

f)

Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable.  The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

g)

Mineral Exploration Tax Credits ("METC")

The company recognizes METC amounts when the company's METC application is approved by Canada Customs and Revenue Agency auditors or when the amount to be received can be reasonably estimated and collection is reasonably assured.

h)

Capital Assets and Amortization

Capital assets are valued at cost less accumulated amortization.  The company provides amortization for furniture and office equipment and automotive equipment using the declining balance method at 20% and 30% respectively.  One-half of the above rate is taken in the year of acquisition.

i)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

j)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 January 2004
Canadian Funds

1.

Significant Accounting Policies - Continued

k)

Stock Based Compensation - Change in Accounting Policy

During the year, the company has adopted the new recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.  It is applied on a prospective basis and applies to all awards granted on or after 1 May 2002.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Non-employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

Employees

The standard encourages the use of a fair value based method for all awards to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a Company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The Company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares.  As required for the employee stock options, the Company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

l)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 January 2004
Canadian Funds

2.

Fair Value of Financial Instruments

The company's financial instruments consist of cash, accounts receivable, investments, amount due from River Valley Joint Venture, restricted cash, accounts payable and cash call payable.  Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

3.

Investments

Details are as follows:

	January 31, 2004		April 30 2003 Book Value
	Book Value	Market Value
390,188 (2002 - NIL) common shares of Freegold Ventures Limited ("Freegold") (i)	$175,585	$198,996	$148,500
150,000 (2002 - 150,000) common shares of Consolidated Venturex Holdings Ltd. ("Venturex")	9,000	11,250	9,000
250,000 (2002 - 250,000) common shares of Goldwright Explorations Inc. ("Goldwright")	-	-	-
	$184,585	$210,246	$157,500

i)

Freegold is a related party as it has directors in common.

All three investments represent less than a 5% ownership of the respective companies.  During the prior year, the company wrote down it's investments in Goldwright shares to $NIL and Venturex shares to $9,000.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 January 2004
Canadian Funds

4.

Mineral Properties

a)

Details are as follows:

	Acquisition (Net of option payments received)	Exploration	Exploration Advances	Total January 31 2004	Total April 30 2003
Ontario Properties
River Valley Joint Venture	$1	$5,053,099	$(5,053,099)	$1	$1
Agnew Lake	213,500	2,181,339	(2,167,456)	227,383	182,983
ProAm	26,460	35,198	(35,198)	26,460	16,440
Sargesson and Kelly/Davis	27,900	11,954	-	39,854	39,854
Sudbury - General	-	65,336	-	65,336	-
Quebec Property - Glitter	12,047	39,484	-	51,531	55,108
Alaska Properties
Union Bay	54,200	10,883	-	65,083	27,983
Kane	11,084	-	-	11,084	7,802
Alaska - General	-	31,323	-	31,323	-
Labrador Property	1	-	-	1	1
	$345,193	$7,428,616	$(7,255,753)	$518,056	$330,172

b)

River Valley Farm In and Joint Venture

By agreement dated 14 July 1999, the company granted to Kaymin Resources Limited ("Kaymin"), a wholly owned subsidiary of Anglo American Platinum Corporation Ltd., an option to earn up to a 65% interest in the company's portion of certain properties, including the River Valley property, the Goldwright property, the Frontier property, the Washagami property, the Razor property and the Western Front property (Notes 4bi - 4bvi respectively), in the Sudbury Region of Ontario.  During the prior year, Kaymin elected to vest obtaining a 50% interest in the properties upon having paid the company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 on exploration on the properties.

As at 30 April 2003, the funds advanced by Kaymin less the exploration expenditures made, have been recorded as a cash call payable of $NIL (2002 - $1,087,225).

A joint venture is now in force.  Under this joint venture agreement Kaymin is responsible for funding all exploration until a feasibility study is completed, which earns Kaymin an additional 10% interest.  In addition, if Kaymin arranges financing for a mine it receives an additional 5% interest, increasing its ownership up to a possible 65% interest.

The above agreement is subject to various Net Smelter Return ("NSR") royalties under the terms of the underlying agreements ranging from 2% to 3%.

In a prior year, a finder's fee of 150,000 common shares at a price of $0.40 per share was issued to a third party for this agreement.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 January 2004
Canadian Funds

1.

Mineral Properties - Continued

b)

River Valley Farm In and Joint Venture - Continued

i)

River Valley Property

By agreement dated 15 January 1999 and amended 11 March 1999, the company acquired a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario.  As consideration, the company paid $265,000 and issued 600,000 common shares to the optionors.  In addition, minimum annual exploration expenditures of $100,000 were completed.

The property is subject to a 3% NSR.  The company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

ii)

Goldwright Property

By agreement dated 30 June 1998 and subsequently amended, the company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario, by incurring in excess of $350,000 of exploration expenditures on the properties by 31 May 2001.

Certain of the above claims are subject to a 2% NSR.

iii)

Frontier Property

The company acquired a 100% interest in certain properties located in the Kelly and Davis Townships, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

iv)

Washagami Property

The company acquired a 100% interest in certain mineral claims, known as the Washagami property located in the Davis and Janes Townships, Sudbury Mining District, Ontario for consideration of $28,200.

The property is subject to a 2% NSR.

v)

Razor Property

The company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 January 2004
Canadian Funds

4.

Mineral Properties - Continued

b)

River Valley Farm In and Joint Venture - Continued

vi)

Western Front Property

By agreement dated 16 November 2001, the company can acquire a 70% interest in certain mineral claims known as the Western Front property from a company (the "optionor") with certain directors in common.

As consideration, the company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Within 5 business days of signing the agreement	(paid)	$5,000	-	$-
On or before 12 October 2001	(paid)	10,000	-	-
On or before 15 December 2001	(completed)	-	-	50,000
On or before 6 February 2002	(paid)	10,000	-	-
Within 15 days of receiving regulatory approval	(issued)	-	20,000	-
On or before 31 July 2002	(paid)	10,000	-	-
On or before 6 February 2003	(paid)	10,000	-	-
On or before 31 July 2003	(paid)	10,000	-	-
Total		$55,000	20,000	$50,000

The company has the right to purchase an additional 30% interest in the property by paying $750,000 to the optionor.

The property is subject to 3% NSR.  The first 1% can be purchased for $1,000,000. The second 1% can be purchased for $2,000,000.  The company and the optionor will share the NSR buyout privileges in proportion to their respective interests.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 January 2004
Canadian Funds

4.

Mineral Properties - Continued

c)

Agnew Lake Property

By agreement dated 15 August 2000 and amended 16 August 2001, the company can acquire a 49.5% interest in certain mineral claims, known as the Agnew Lake property, located in the Shakespeare, Dunlop, Shibananing and Gough Townships, Sudbury Mining District, Ontario.  As consideration the company, at its option, must incur $500,000 of exploration expenditures on the property by 15 August 2004 and issue shares and make payments as follows:

			Option Payments	Shares
Upon execution of the agreement	(paid and issued)		$30,000	25,000
On or before 18 June 2001	(paid and issued)		35,000	25,000
On or before 31 October 2001	(issued)	(i)	-	75,000
On or before 22 December 2002	(paid)		35,000	-
Within 45 days of Kaymin (Note 4e) electing to proceed with 2002 exploration program	(issued)	(i)	-	75,000
On or before 22 December 2003			45,000	-
Within 45 days of Kaymin electing to proceed with 2003 exploration program	(issued)	(i)	-	75,000
On or before 22 December 2004			55,000	-
Within 45 days of Kaymin electing to proceed with 2004 exploration program		(i)	-	75,000
Total			$200,000	350,000

i)

The shares issued are to be valued at the 10 days trading average price prior to their dates of issuance.  The value of total shares issued is capped at a total value of $500,000.  The minimum price of the shares will be valued at $0.60 per share.

If Kaymin elects to fund the project beyond 2004, within 90 days of electing to proceed, the company, at its option, would be required to issue additional shares to make the accumulated value of all shares issued equal $500,000.

If Kaymin elects not to fund exploration beyond 2004, the company, at its option would be required to issue additional shares or incur exploration expenditure to make the accumulated value of all shares and exploration expenditure equal $500,000.

The property is subject to a 1% carried interest and up to a 2% NSR.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 January 2004
Canadian Funds

4.

Mineral Properties - Continued

d)

ProAm Property

By agreement dated 12 October 2001, the company and a third party (collectively "the optionees") can acquire a 100% interest (50% each) in certain mineral claims, known as the ProAm property, located in the Dunlop and Shakespeare Townships, Sudbury Mining District, Ontario.  As consideration, the optionees, at their option, must collectively incur $400,000 of exploration expenditures on the property by 12 October 2005, make cash payments and issue shares as follows:

		Collective Payments	Company Shares
Within 10 days of signing the agreement	(paid and issued)	$8,000	6,000
On or before 12 October 2002	(paid and issued)	10,000	7,000
On or before 12 October 2003	(paid and issued)	12,000	8,000
		$30,000	21,000

In addition, the optionees must make an annual payment of $6,000 in pre-production royalties commencing 6 March 2005.

The cash and share payments above are included as part of the work commitment.  Share payments will be valued at the ten-day average trading price as at the relevant anniversary date of this agreement.

If the optionees terminate the agreement, the optionees must maintain the property in good standing for a further two years from the date of termination.

The property is subject to an underlying royalty to the original vendor of 2.5%.  The optionees may purchase 1.5% of this royalty for $1.6 million.  Upon exercising the 100% option, the optionor will receive a 0.75% NSR on the property.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 January 2004
Canadian Funds

4.

Mineral Properties - Continued

e)

Agnew Lake Farm In

By agreement dated 25 May 2001, the company and the underlying optionor collectively optioned to Kaymin up to a 60% interest (30% of the company's interest) in the Agnew Lake property and the ProAm property (Note 4c and d), located in the Sudbury region, Ontario.

Kaymin may, at its option, earn a 49.5% interest in the properties by making cash payments to the company and the underlying optionor of $200,000 each (received), and incurring exploration and development expenditures as follows:

		Cumulative Amounts
By 31 December 2001	(completed)	$1,400,000
By 31 December 2002	($2,174,898 completed)	$2,650,000
By 31 December 2003		$4,150,000
By 31 December 2004		$6,000,000

These amounts include the reimbursement to the company for its previous expenditures on the property of $226,205 (received).  Once a minimum of $2,400,000 has been expended on the property, Kaymin can give notice of vesting and receive its proportionate earn-in interest based on its expenditures to date, divided by $6,000,000.  In total, Kaymin has advanced $2,669,105 towards the Agnew project up to 31 December 2002 meeting the required amount per the agreement as well as qualifying Kaymin to vest.  To date, Kaymin has not yet declared that they are vesting.  Assuming that Kaymin will vest, all further expenditures made up to $6,000,000 will increase Kaymin's percentage proportionately up to a 49.5% interest.

Although the full amount of the funds was received from Kaymin by the company, the company, as Manager of the project, did not recommend this level of exploration within the time framework.  As at 31 January 2004, the funds advanced by Kaymin less the exploration expenditures made, have been recorded as a cash call payable of $180,418 (April 30, 2003 - $260,362).

Once the 49.5% interest is earned, Kaymin can increase its interest to 57% by entering into a joint venture agreement with the company and the underlying optionor and completing a feasibility study.  A further 3%, increasing ownership to 60%, can be earned by arranging funding for all development and construction costs to commercial production.  The company and the underlying optionor are required to repay their portions of the joint venture costs from a percentage of their share of production from the project.

Once a joint venture has been formed, Kaymin, at its option, has the right to purchase an additional 5% interest based upon the net present value of the operations.

The original property vendors retain a 1% carried interest and up to a 2% NSR.

A bonus of $100,000 was paid to a director and officer of the company for this agreement in the prior year.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 January 2004
Canadian Funds

4.

Mineral Properties - Continued

f)

Sargesson and Kelly/Davis Properties

The company acquired a 100% interest in certain mineral claims, known as the Sargesson and Kelly/Davis properties, located in the Janes, Davis and Kelly Townships, Sudbury Mining District, Ontario.  As consideration, the company paid $68,400 and incurred $30,000 in exploration expenditures.

The property is subject to a 2% NSR.  The company, at its option, can purchase 1% of the NSR from the vendors for $400,000 and has the right of first refusal on the remaining 1% NSR.

g)

Thunder Bay Property

By agreement dated 15 November 2001, the company could acquire a 100% interest in certain mineral claims, known as the Thunder Bay property, located in the Greenwich Lake and Tartan Lake Townships, Thunder Bay Mining District, Ontario.  As consideration, the company, at its option, was to issue 60,000 shares (20,000 issued), make payments of $77,500 ($7,500 paid) and incur exploration expenditures of $750,000 ($145,900 incurred).

During the year, management decided to abandon this property and formally terminated the option agreement and accordingly, all related costs have been written off.

h)

Glitter Lake Property

By agreement dated 15 August 2003, the company can acquire, from CanAlaska Ventures Ltd. ("CanAlaska"), a company with directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Quebec.

As consideration, the company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(paid)	10,000
Within 5 business days of receiving regulatory approval			20,000
On or before 15 April 2004		-	-	150,000
On or before 15 August 2004		15,000	-	-
On or before the 1st anniversary of receiving regulatory approval			20,000
On or before 15 April 2005		-	-	200,000
On or before 15 August 2005		20,000	-	-
On or before the 2nd anniversary of receiving regulatory approval			20,000
On or before 15 April 2006		-	-	300,000
Total		$45,000	60,000	$700,000

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 January 2004
Canadian Funds

4.

Mineral Properties - Continued

h)

Glitter Lake Property - Continued

Upon the company having vested with a 50% interest by completing the aforementioned payments and obligations, the company may elect within 45 days to increase its interest to 60% by completing a bankable Feasibility Study within 24 months.  In the event the company does not complete a bankable feasibility study within two years, the company agrees to make cash payments in the amount of $50,000 per annum for each year the Feasibility Study is not completed. Upon vesting with a 60% interest the company may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within 2 years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%, the company agrees to make annual cash payments of $50,000 to the Optionor for each year the project is not placed into commercial production.

In the event that a major mining company elects to participate in the project before the company vests with a 50% interest, the company will issue shares to the value of $100,000 to CanAlaska, within 15 days of the company becoming vested, or such amount which will result in having the company spent $1 million in exploration expenditures.

The property is subject to 1.5% NSR payable to a third party.  The company and CanAlaska will share the NSR buyout privileges in proportion to their respective interests.

This agreement is subject to regulatory approval.

i)

Nunavut Property

By agreement dated 21 August 2001, the company could acquire a 100% interest in certain mineral claims in Nunavut.  As consideration, the company, at its option, was required to make payments of $110,000 (not paid), issue 150,000 shares (not issued), fund reconnaissance exploration of up to $25,000 ($23,865 incurred) and incur exploration expenditures of $750,000 (not incurred).

During the prior year, management decided to abandon this property and formally terminated the option agreement and accordingly all related costs have been written off.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 January 2004
Canadian Funds

4.

Mineral Properties - Continued

j)

Union Bay Property, Alaska

By agreement dated 1 October 2002 and amended 2 April 2003, the company can acquire, from Freegold, up to a 50% interest in 785 claim units known as the Union Bay Property, located in South East Alaska.  As consideration, the company, at its option, must subscribe to purchase a private placement of $165,000 (completed) and must issue shares and make payments as follows:

		Option Payments	Shares
Within 5 days of approval by regulatory authorities	(issued)	$-	30,000
On or before the first anniversary of regulatory approval	(issued)	-	30,000
On or before 1 July 2003	(paid)	20,000	-
On or before 1 July 2004		20,000	-
On or before 1 July 2005		30,000	-
On or before 1 July 2006		30,000	-
Total		$100,000	60,000

In addition to the above, minimum aggregate exploration expenditures of $1,000,000 must be completed by 1 July 2006, as follows:

On or before 1 July 2003	* (completed)	$30,000
On or before 1 July 2004		$30,000
Minimum aggregate on or before 1 July 2005		$400,000
Minimum aggregate on or before 1 July 2006		$1,000,000

The company is responsible for the annual rents due on the property.  These rental payments shall be made on or before 1 August of each year the agreement is in effect.

Upon the company having vested with a 50% interest by completing the aforementioned payments and obligations, the company may elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of becoming vested.  Upon vesting with a 60% interest, the company may within 90 days elect to increase its interest to 70% by placing the property into commercial production.

Under an amendment dated 2 April 2003, in the event a major mining company elects to participate in the project before the company vests with a 50% interest (Note 12b), and subsequently vests with an interest in the property, the company and the optionor shall each, at the time of vesting, be deemed to hold a 50% interest in the property and the company shall relinquish its right to earn a 60% or 70% interest.  The company will issue shares to the value of $100,000 to Freegold within 15 days of the company becoming vested.  In addition, the company will receive 100% of the first U.S. $60,000 received in cash payments from any third party agreement.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 January 2004
Canadian Funds

4.

Mineral Properties - Continued

j)

Joint Venture Agreement

By agreement dated May 23, 2003, the company signed a joint venture agreement with Lonmin PLC ("Lonmin") (a major mining company) and Freegold with regard to the Union Bay platinum project in Alaska, U.S.A.  Under the agreement, Lonmin will finance a U.S. $815,000 exploration program slated to begin immediately.  Lonmin has the option to continue financing the Union Bay project by expending a minimum of U.S. $1,000,000 per year in 2004, 2005 and 2006 and U.S. $750,000 for each year thereafter.  Under the agreement, Lonmin may earn up to a 70% interest in the project by delivering a full feasibility study.  Upon the decision, by the JV Management Committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing on terms acceptable to all parties.  Following commencement of commercial production, the company and Freegold will each repay their share and contribute pro rata to operating costs.  The company will be the operator of the project during the exploration phase.

k)

Kane Property, Alaska

The company acquired 30 claims by staking in Alaska.  No work is planned for the properties at this time.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 January 2004
Canadian Funds

4.

Mineral Properties - Continued

l)

Labrador Property

The company acquired a 50% interest in certain properties located in Labrador, known as the Konrad, Umiakovik and Harp Lake properties.  As consideration, the company issued 300,000 common shares at a price of $0.20 per share.

The properties are subject to a 2% NSR.

During a prior year, management wrote down this property to $1.

As at 30 April 2003, the company continues to hold an interest in two licenses representing 112 mineral claims.

5.

Capital Assets

Details are as follows:

	Cost	Accumulated Amortization	January 31 2004 Net Book Value	April 30 2003 Net Book Value
Furniture and office equipment	$114,937	$(42,366)	$72,571	$64,113
Automotive equipment	13,017	(5,272)	7,745	7,745
	$127,954	$(47,638)	$80,316	$71,858

6.

Related Party Transactions

Except as disclosed elsewhere in these financial statements, details are as follows:

a)

During the period, engineering and consulting fees of $25,960 and $5,280 were paid by the company and the River Valley Joint Venture respectively, to a former director of the company.

b)

During the period, fees for consulting services in the amount of $2,475  were paid to a director of the company.

c)

During the period, fees for consulting services in the amount of $35,849 were paid to a company controlled by an officer and director.

d)

During the period, management fees of $58,433 were paid to a company controlled by an officer and director.

e)

During the period, rent in the amount of $40,310 was paid to a company controlled by an officer and director.

f)

During the period, accounting fees of $35,330 were paid to a company controlled by an officer and director.

g)

During the period, management fees of $122,132 were received from the River Valley Joint Venture.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 January 2004
Canadian Funds

7.

Share Capital

a)

Flow-Through Shares

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

On 18 August 2003, the company issued 1,111,111 flow-through units by private placement. Each unit consisted of one flow-through share and one-half of a non-transferable common share purchase warrant.  Gross proceeds of the flow-through issue were $500,000.  Each full warrant entitles the holder thereof to purchase one additional common share of the company at a purchase price of $0.60 expiring 21 August 2004.

On 22 December 2003, the company issued 200,000 flow-through units by private placement. Each unit consisted of one flow-through share and one-half of a non-transferable common share purchase warrant.  Gross proceeds of the flow-through issue were $200,000.  Each full warrant entitles the holder thereof to purchase one additional common share of the company at a purchase price of $1.10 expiring 13 July 2005.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures ("CEE") under Canadian Income Tax Legislation.  Restricted Cash - Flow-Through represents funds received from the flow-through issuance that are not spent at the balance sheet date.

b)

Share Purchase Options

The company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the company's board of directors.  The exercise price of an option is not less than the closing price on the Toronto Stock Exchange ("TSX") on the last trading day preceding the grant date.  Options vest on the grant date.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 January 2004
Canadian Funds

7.

Share Capital - Continued

b)

Share Purchase Options - Continued

i)

A summary of the company's options at 31 January 2004 and the changes for the year are as follows:

Number Outstanding 30 April 2003	Granted	Exercised	Cancelled	Expired	Number Outstanding 31 January 2004	Exercise Price per Share	Expiry Date
70,000	-	(10,000)	-	-	60,000	$ 0.60	20 April 2004
13,000	-	-	-	-	13,000	$ 0.44	20 October 2004
469,500	-	-	-	-	469,500	$ 0.83	28 February 2005
505,000	-	(85,000)	-	-	420,000	$ 0.60	3 May 2005
30,000	-	-	-	-	30,000	$ 2.10	3 May 2005
379,000	-	(110,000)	-	-	269,000	$ 0.60	15 December 2005
435,000	-	(55,000)	-	-	380,000	$ 0.60	31 December 2006
1,000,000	-	(35,000)	-	-	965,000	$ 0.60	31 December 2006
-	100,000	-	-	-	100,000	$ 0.45	1 July 2004
-	800,000	(25,000)	-	-	775,000	$ 0.45	10 September 2008
2,901,500	900,000	(320,000)	-	-	3,481,500

ii)

Non-employees were granted 510,000 options.  This resulted in compensation expense of $125,345 which has been recorded in consulting fees for the period ended 31 October 2003.  The offsetting entry is to contributed surplus.

iii)

The pro forma effect on net loss and loss per share for the period ended 31 January 2004 of the actual results had the company accounted for the NIL stock options granted to directors and employees using the fair value method is as follows:

Net loss for the year
Reported	$(772,055)
Pro forma	$(869,555)

iv)

The fair value of stock options used to calculate compensation expense for both employees and non-employees is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Average risk-free interest rate	3.82%
Expected dividend yield	NIL
Expected stock price volatility	40.00%
Average expected option life in years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 January 2004
Canadian Funds

7.

Share Capital - Continued

c)

Share Purchase Warrants

A summary of the company's warrants at 31 January 2004 and 2003, and the changes for the years ending on those dates, is as follows:

	January 31, 2004		April 30, 2003
	Warrants Outstanding	Weighted Average Exercise Price	Warrants Outstanding	Weighted Average Exercise Price
Balance - Beginning of year	390,753	$ 0.65	746,159	$0.69
Granted	-	$ 0.00	208,334	$0.75
	-	$ 0.00	30,000	0.54
	-	$ 0.00	55,555	0.45
Exercised	(274,457)	$ 0.70	(16,500)	$0.67
Granted	58,992	$ 0.50	-	$-
Granted	555,555	$ 0.60	-	$-
Granted	1,080,111	$ 0.60	-	$-
Granted	216,022	$ 0.50	-	$-
Granted	1,744,362	$ 1.10	-	$-
Forfeited	-	$ 0.00	(632,795)	0.70
Balance - End of year	3,771,338	$ 0.82	390,753	$0.65

As at 31 January 2004, the following share purchase warrants were outstanding:

	Shares	Exercise Price	Expiry Date

Non flow-through	30,000	$ 0.54	28 December 2004
Non flow-through	55,555	$ 0.45	6 November 2007
Non flow-through	117,310	$ 0.50	19 August 2004
Non flow-through	550,208	$ 0.60	21 August 2004
Non flow-through	1,080,111	$ 0.60	30 September 2004
Non flow-through	193,792	$ 0.50	30 September 2004
Non flow-through	1,744,362	$ 1.10	13 July 2005
	3,771,338

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 January 2004
Canadian Funds

8.

Income Taxes

The company has incurred certain mineral property related expenditures of approximately $3,788,000 which may be carried forward indefinitely.  These expenditures may be used to reduce prescribed taxable income in future years.

The company has non-capital losses for tax purposes of approximately $2,026,000 which may be carried forward and expire as follows:

Amount
2004	$26,000
2005	93,000
2009	833,000
2010	1,074,000
$2,026,000

The potential future tax benefits of these expenditures and tax losses have not been recognized in these financial statements.

9.

Commitments

a)

By agreement effective 17 August 1999, the company entered into a three-year management agreement with a company controlled by a director and officer.  Compensation is $4,000 per month for the first year, $4,800 per month for the second year and $5,760 per month for the third year plus benefits.  The officer and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable for three year periods with mutual consent.  The company may terminate the agreement at any time but will be responsible to pay $48,000 plus one year's compensation.  During the year, this agreement expired, however, the company continues to pay $5,760 on a month to month basis.  The company plans to renew the contract for an additional three years in due course.

b)

By agreement dated 1 July 2000 and amended 8 November 2000, the company entered into a five year lease for premises with a company controlled by a director and officer.  Minimum basic rent is as follows:

Amount
2004	$32,760
2005	32,760
2006 (expiry in June 2005)	5,460
$70,980

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 January 2004
Canadian Funds

9.

Commitments - Continued

c)

By agreement dated 5 June 2002 and amended 6 November 2002, the company entered into an agreement with an unrelated party effective 1 August 2002 for financial advisory services in contemplation of completing a potential offering.  The company shall pay the advisor a fee of $5,000 per month (payable in share purchase warrants for November 2002 and February to May 2003 exercisable at the 10 day trading average prior to the grant date expiring 6 November 2007) until the earlier of the date an engagement letter for offering is signed and the date this agreement is terminated.  As consideration for completing the offering, the company will pay the advisor a flat fee of $25,000 per 1,000,000 shares so placed (or a cash amount proportional to such lesser number of shares) to a maximum of 3,000,000 shares.

d)

By agreement dated 15 July 2002, the company entered into an agreement with an unrelated party effective 1 August 2002 for a term of three months for financial advisory services in contemplation of completing a potential offering.  The company shall pay the advisor a fee of U.S. $4,500 per month and grant 5,000 share purchase warrants each month.  The warrants will be for 12 months and exercisable at the 10 day trading average prior to the grant date.

The company will also pay the advisor a finder's fee where the advisor has acted as lead manager or has directly placed shares with institutions or individuals.  This fee can be paid in cash or shares with a maximum of 50% of the fee being payable in shares.

  6% of initial U.S. $1,000,000 raised

  5% of subsequent U.S. $1,000,001 to U.S. $3,000,000 raised

  4% of funds raised in excess of U.S. $3,000,000

10.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year's presentation.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

***Freedom of Information and Protection of Privacy Act*:** The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia

INCORPORATED AS PART OF:

	Schedule A
X	Schedules B and C

(Place X in appropriate categor

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
PACIFIC NORTH WEST CAPITAL CORP.	04/01/31	04/03/12

ISSUER'S ADDRESS

2303 WEST 41ST. AVENUE

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER,	B.C.	V6M 2A3	604-688-2582	604-685-1870

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
HARRY BARR	PRESIDENT	604-685-1870

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
	www.pfncapital.com

CERTIFICATE

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"HARRY BARR"	HARRY BARR	04/03/12

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"BERNARD BARLIN"	BARNARD BARLIN	04/03/12

(Electronic signatures should be entered in "quotations".)

PRESIDENT'S LETTER

Pacific North West Capital Corp. (PFN) continues to actively explore its three platinum group metal (PGM) properties, River Valley, Agnew Lake, and Union Bay in conjunction with its Joint Venture Partners, Anglo American Platinum Corporation Limited (Anglo Platinum) and Lonmin PLC. The Company is also aggressively acquiring other Platinum group metal projects in North America.

River Valley-Ontario

Drilling at River Valley is expected to re-commence in early March. Drilling was suspended to allow for a review of the data generated from the more than 40,000 metres of diamond drilling carried out during 2003. Results of that program were especially encouraging and included such highlights as DL 154 (collared in the Dana South Deposit area) which intersected the highest grade platinum plus palladium intersection to date 5.02 g/t over 47 metres. In addition, a significant new zone of mineralization was delineated in the Varley Zone.  Hole VA -01, collared in the Varley  area intersected 73 metres (239 ft) of 1.52 g/t PGM including 23 metres (75 ft) of 2.2 g/t PGM. Drilling continued to move south along the contact, into the Razor area where drilling also intersected significant mineralization.  The drill program has confirmed the presence of a PGM bearing breccia unit over 9 km strike length. Additional drilling will be required to further delineate these mineralized zones. PFN management is extremely pleased with the results to date.  The Company plans to complete its current $5.3 million budget by May 2004.  Management is currently submitting a new budget proposed for the balance of 2004.

Agnew Lake - Ontario

Exploration is continuing at Agnew Lake, where a 5 hole drill program is in progress to follow-up on the results of a SPECTREM airborne geophysical survey flown by partner Anglo Platinum. SPECTREM is a proprietary high-resolution airborne geophysical system developed by the Anglo American group of companies. In addition to providing some key geological information about the property, the survey detected two strong electromagnetic (EM) conductors, which are the subject of the aforementioned drill program.  Prior to drilling a prospecting program by Platinum Group Metals discovered a narrow high-grade zone of sulphide associated Au-Ag mineralization located in close proximity to one of the two EM conductors.  Grab samples from the discovery showing of the new "V" zone returned gold values ranging from 156 parts per billion (ppb) to 76.2 grams per tonne (2.45 ounces Au per tonne) and 0.7 to 206 grams per tonne silver (6.62 ounces Ag per tonne). Ground geophysics was also carried out to further delineate the drill targets. Management is currently concluding a 2004 budget to submit to Anglo Platinum.

Union Bay- Alaska

Results from the US $935,000 - 2003 exploration program fully funded by Joint Venture partner Lonmin PLC, were most encouraging and suggest that the Union Bay project may have the potential to host significant accumulations of  mineralization.  Reconnaissance sampling of the eastern, southern and western extents was carried out, as well as diamond saw channel sampling at Jaguar, Mt. Burnett, the North and Continental Zone. In addition an intial diamond drill program (4,490 ft) was carried out the North and Jaguar Zones.  The most significant new discoveries made in 2003 were at the Continental and Chevelle Zone where rock sampling returned values ranging from 1 to 14 g/t Pt.  Management is currently concluding the 2004 budget with Lonmin PLC.

PFN is committed to remaining at the forefront of platinum group metal exploration in North America and is aggressively targeting new exploration projects. The current upward trend in platinum group metal prices, most notably those of platinum and palladium, continue to provide PFN with substantial growth opportunities.  Platinum currently is trading in the US $900/oz range and palladium has moved off its low of US$160/oz to a recent high of US$280/oz and analysts have suggested a further improvement for both metals.

On behalf of the Board of Directors, I wish to thank you our shareholders for your continued support. Should you have any questions please do not hesitate to contact me at 1.800.667.1870 or ir@pfncapital.com.

For further information on our projects, please visit our website at www.pfncapital.com

"Harry Barr"

Harry Barr

President

MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS

The following discussions and analysis should be read in conjunction with the consolidated financial statements.

Results of Operations

The third quarter ending January 31, 2004 resulted in a net loss of $772,055, which compares with a loss of $948,553 for the same period in 2003. General and administrative expenses for the period ending January 31, 2004 were $1,047,055, an increase of $59,424 over the same period in 2003. Consulting fees of $374,463 were recorded which included $125,345 in stock compensation expense.  During the previous year, the company adopted the new recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.  It is applied on a prospective basis and applies to all awards granted on or after 1 January 2002.  The fair value of stock options using the Black-Scholes Option Pricing Model for non-employees was used to calculate the value of $125,345 with the pro forma value of $97,500 to directors and employees disclosed in note 7 b iii.  Mineral property costs of $6,032 were written off while all other general and administrative costs were comparable to the previous year as the Company continued to actively explore its mineral properties. The terms of the River Valley Farm In Agreement have been met and a joint venture is now in force.

During the quarter ended January 31, 2004, mineral property costs of $390,212 were incurred with $217,416  being funded by Anglo Platinum (Kaymin Resources Limited).  Interest and other income was $16,041 as compared to $24,439 the previous year.  A capital gain of $27,085 was realized on the sale of investments. Project management fees of $237,906 were earned during the nine months ended January 31, 2004 as compared to $183,638 the previous year.

Investor and shareholder relation's activities undertaken by the company during the period ended January 31, 2004 cost $247,860 as compared to $245,298 for the same period in 2003.  These activities included attendance at various trade shows.

 Liquidity and Capital Resources

At January 31, 2004, the Company's working capital, defined as current assets less current liabilities, was $4,217,031 compared with working capital of $1,085,456 at April 30, 2003. The Company has an additional $665,890 in flow thru funds that must be spent on certain Canadian mineral exploration expenditures by December 31, 2004.

The Company has a portfolio of investments with a book value of $184,585 and a market value of $210,246 as at January 31, 2004. The main investment consists of 390,188 shares of Freegold Ventures Limited, which has certain directors in common. These amounts are included in the above working capital.

During the quarter ended January 31, 2004, 7,616,944 shares were issued for net proceed of $4,619,397. The Company has total issued and outstanding of 28,818,645 shares at January 31, 2004.

 PACIFIC NORTH WEST CAPITAL CORP.

MAY 1, 2003 - JANUARY 31, 2004

(IN CANADIAN DOLLARS)

SCHEDULE B

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS

See financial statements for details.

2.

RELATED PARTY TRANSACTIONS

See financial statements for details.

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a)

Securities issued:

See financial statements for details.

b)

Options granted:

See financial statements for details.

4.

SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

a)

Authorized share capital:

See financial statements for details.

a)

Shares issued and outstanding:

See financial statements for details.

c)

Options, warrants and convertible securities outstanding:

See financial statements for details.

d)

Shares subject to escrow or pooling agreements.

See financial statements for details.

PACIFIC NORTH WEST CAPITAL CORP.

MAY 1, 2003 - JANUARY 31, 2004

(IN CANADIAN DOLLARS)

SCHEDULE B

5.

NAMES OF DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND FILED

Harry Barr

President and Chief Executive Officer, Director

Lindsay Bottomer

Director

Bernard Barlin

Director

Gordon Steblin

Chief Financial Officer and Director

Taryn Downing

Corporate Secretary and Director